Manuel Garciadiaz Elliot M. de Carvalho manuel.garciadiaz@davispolk.com elliot.decarvalho@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

December 5, 2022

Re:	Lavoro Limited Registration Statement on Form F-4 Filed September 29, 2022 File No. 333-267653

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jeanne Bennett
Terence O'Brien
Alan Campbell
Tim Buchmiller

Ladies and Gentlemen:

On behalf of our client, Lavoro Limited (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s registration statement on Form F-4 (the “Registration Statement”) contained in the Staff’s letter dated October 26, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and certain additional updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 1.

Registration Statement on Form F-4

Questions and Answers About the Business Combination, page 19

1.	Please revise your disclosure in this section, where appropriate, to disclose the valuation ascribed to Lavoro in the Business Combination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 21 and 163 of Amendment No. 1 in response.

2.	Please revise this section, where appropriate, to disclose the status of both the Sponsor Forward Purchase Agreement and the Third Party Forward Purchase Agreements in connection with TPB Acquisition Corporation's initial public offering, as discussed in TPB's IPO prospectus. In your revisions, please disclose whether the Sponsor's $25,000,000 commitment pursuant to its forward purchase agreement is included in the Sponsor PIPE Investment Amount.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 34 of Amendment No. 1 in response.

3.	Please revise your disclosure in this section, where appropriate, to reflect your disclosure elsewhere in the prospectus that if net cash proceeds following the Business Combination are greater than $250,000,000, the additional consideration will be paid to Patria, with a corresponding reduction in Patria's equity. Please describe the material terms of this arrangement, including the per share cashout price.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 21, 41 and 163 of Amendment No. 1 in response.

What equity stake will current TPB SPAC shareholders and Lavoro shareholders have in New Lavoro after the Closing?, page 22

4.	Please revise the response to this question, or elsewhere in the Q&A as appropriate, to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Please also revise here and throughout to include Patria as a separate line item in the tables showing the ownership of New Lavoro following the Business Combination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 23, 45, 46 and 164 of Amendment No. 1 in response.

5.	Please revise your table to show an interim redemption level, for example, redemptions at a 50% level.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 22-23, 45-46 and 164 of Amendment No. 1 in response.

What interests do TPB SPAC's current officers and directors have in the Business Combination?, page 24

6.	Please revise here and on page 142 to quantify the aggregate dollar amount that the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 27, 51, 116, 128 and 156 of Amendment No. 1 in response.

Will how I vote affect my ability to exercise redemption rights?, page 27

7.	Your disclosure in the last paragraph of this section appears to indicate that the condition to closing that TPB SPAC has at least $180,000,000 in SPAC Cash is waivable. Please reconcile this disclosure with Section 9.1 of the Business Combination Agreement and your disclosure on page 38, and elsewhere, which appears to indicate that this condition may not be waivable.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the letter to the shareholders and on page 29 of Amendment No. 1 in response.

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What are the U.S. federal income tax consequences of the Business Combination..., page 28

8.	We note your disclosure that TPB SPAC "intends" to treat the SPAC Mergers as a "reorganization" within the meaning of Section 368 of the Code. Please revise your disclosure here and throughout, including in the section beginning on page 197, to provide counsel’s firm opinion for each material tax consequence, including whether the SPAC Mergers will qualify as a reorganization, or explains why such opinion cannot be given. Please also clearly disclose that this is the opinion of tax counsel and identify counsel. If the opinion is subject to uncertainty, please (1) provide an opinion that reflects the degree of uncertainty (e.g., "should" or "more likely than not") and explains the facts or circumstances giving rise to the uncertainty, and (2) provide disclosure of the possible alternative tax consequences including risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, refer to Staff Legal Bulletin No. 19, Sections III.C.1 and 4.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 30, 113 and 208 of Amendment No. 1 in response.

Summary of the Proxy Statement/Prospectus
The Business Combination, page 35

9.	Although we note you have shown the ownership of the "Public warrant shares" in the "Pre-Business Combination Structure--TPB SPAC" table on page 35, and the "Public warrant shares" in the "Post-Business Combination Structure" table on page 36, please revise these tables to also show the ownership of the TPB SPAC Class A Ordinary Shares held by public investors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 38-39 and 160-161 of Amendment No. 1 in response.

Lock-up Agreement, page 39

10.	Please revise your disclosure here and on page 164 to reflect your disclosure on page 132 that Patria is permitted to transfer its shares to any third party so long as the third party agrees to be bound by the lock-up.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 44, 146-147 and 180 of Amendment No. 1 in response.

Amendment to the Sponsor Letter Agreement, page 40

11.	We note your disclosure that the Founder Shares will be subject to transfer restrictions for up to two years and that the Founder Shares will vest over a period of up to three years. Please clarify if the Sponsor could transfer unvested Founder Shares when the applicable Sponsor Lock-Up expires with respect to those shares. Include risk factor disclosure if appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 44 and 181 of Amendment No. 1 in response to clarify that the Sponsor cannot transfer any Vesting Founder Shares until such shares vest, even subsequent to the expiration of the Sponsor Lock-Up.

The TPB SPAC Board's Reasons for Approval of the Business Combination, page 47

12.	Please revise this section here and on page 132 to disclose whether the TPB SPAC Board considered any negative factors or risks specific to Lavoro or Lavoro's business in evaluating the transaction. To the extent the TPB SPAC Board considered any such negative factors or risks, please describe them.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 55-57 and 147-149 of Amendment No. 1 in response.

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13.	We note your statement here and elsewhere that Lavoro is projecting over $1.6 billion in pro forma revenue as of fiscal year end 2022. Please revise your disclosure where you make this statement to include projected net income (loss) for this period.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 53, 54, 144 and 145 of Amendment No. 1 to include its actual (rather than projected) pro forma net income for the fiscal year ended June 30, 2022.

Background of the Business Combination, page 125

14.	TPB SPAC's charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted TPB SPAC's search for an acquisition target.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 56-57 and 149 of Amendment No. 1 in response.

15.	Please revise your disclosure to describe how TPB SPAC initially became aware of Lavoro and discuss why it viewed the Lavoro opportunity as "superior" to other targets.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 136 of Amendment No. 1 in response.

16.	Please revise your disclosure to provide the material analysis and calculations that led TPB SPAC to propose Lavoro's initial valuation on December 9, 2021 as well as the material analysis and calculations underlying the revised valuation of $1.125 billion on March 10, 2022. In your revisions, please describe and quantify the reasons for the increase in valuation between these two dates. To the extent that TPB SPAC used information provided by Lavoro, including any comparable company analyses, in formulating its valuations, please ensure that this information appears in this section of the prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 154 of Amendment No. 1 in response.

17.	We note your disclosure that the parties mutually agreed to pause transaction discussions on December 23, 2021 due to an inability to reach agreement on terms. Please describe these terms.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 137 of Amendment No. 1 in response.

The TPB SPAC Board's Reasons for Approval of the Business Combination, page 132

18.	Please provide us with the basis for your statement that Lavoro is expecting an estimated 23% and 19% year-over-year implied organic growth in fiscal year 2021 and fiscal year 2022, respectively.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures on pages 53 and 144 of Amendment No. 1 to delete the statement regarding Lavoro’s expected estimated 23% and 19% year-over-year implied organic growth in fiscal year 2021 and fiscal year 2022, respectively, and replaced it with a statement regarding Lavoro’s actual year-over-year organic growth in fiscal year 2021 and fiscal year 2022, respectively.

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19.	We note your comparison of the valuation of New Lavoro and Nutrien's agricultural retail business. Please disclose the date on which this comparison was made. We further note that the comparison described uses projected Pro Forma Adjusted EBITDA for New Lavoro and projected EBITDA for Nutrien. Please revise your disclosure to clearly state that these measurables are not comparable. Please also explain why the TPB SPAC Board elected to use metrics that do not appear to be comparable in this comparison.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 54-55 and 146 of Amendment No. 1 in response.

20.	Please revise your disclosure in the bullet titled "Continued Ownership by Lavoro Agro Limited Shareholders" to reflect your disclosure elsewhere in the prospectus that (i) any proceeds exceeding $250,000,000 received in connection with the Business Combination will be used towards cashing out Patria's shares and (ii) Patria is permitted to transfer its shares to any third party if the third party agrees to be bound by the same lockup period set forth in the Lock-Up Agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 146-147 of Amendment No. 1 in response.

Certain Unaudited Projected Financial Information, page 138

21.	We note your statements that the projections do not necessarily represent the current view of the business by Lavoro's management and that they do not take into account circumstances or events occurring after the date they were prepared. Please revise to disclose the date the projections were prepared. Please also revise to clearly state whether or not the projections still reflect Lavoro management’s views on future performance. To the extent they do not, please describe why.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 150 and 151 of Amendment No. 1 to state that the Lavoro Projections were prepared by Lavoro management in February and March 2022.

As disclosed under the section titled “Certain Unaudited Projected Financial Information” on pages 150-154 of Amendment No. 1, projections are inherently subject to significant uncertainties and contingencies, many of which are beyond Lavoro’s control and that projections should not be looked upon as “guidance” or “fact” of any sort and should not be relied upon as being necessarily indicative of future results. The Lavoro Projections were included in the Registration Statement because they were provided to TPB SPAC and the TPB SPAC’s board of directors in connection with their review of the proposed business combination and were not included in order to induce any TPB SPAC shareholders to vote in favor of or against the business combination, as stated in this section. We direct the Staff’s attention to the section titled “The TPB SPAC Board’s Reasons for Approval of the Business Combination” on pages 142-149 of Amendment No. 1, where disclosure makes it clear that the Lavoro Projections represented only one of the numerous factors taken into consideration by TPB SPAC’s board of directors in approving the transaction and recommending it to TPB SPAC’s stockholders.

Both parties believe that disclosure related to projections is compliant with Item 10(b) of Regulation S-K, considering, among other factors, that Lavoro prepared such projections based on Lavoro management’s good faith assessment of Lavoro’s future performance based on what Lavoro management considered to be reasonable assumptions in February and March 2022, cautioning readers against attributing undue certainty to Lavoro management’s assessment, indicating that such Projections are subject to various risks and uncertainties including those set forth under a number of sections included in the Registration Statement and explaining that the Projections do not take into account any circumstances or events occurring after the date such information was prepared, to provide investors with important insights into the limitations of such projections.

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Moreover, in the course of updating disclosures in Amendment No. 1 to reflect historical results for the fiscal year ending June 30, 2022, Lavoro included a discussion of its financial condition, including its liquidity and capital resources and results of operations for such period, and in light of Lavoro’s historical performance and market conditions, known trends, and Lavoro’s liquidity needs necessary to finance the growth prior to the completion of the proposed Business Combination as of and for such period, Lavoro does not believe that the assumptions underlying Lavoro’s Projections have proven to no longer be accurate.

Otherwise, the parties are under no obligation to update such projections to reflect circumstances or events, including unanticipated events occurring after February and March 2022 (when the projections were originally prepared). Considering all of these factors, the Company’s board of directors believes that the investors are duly cautioned regarding the scope, purpose and limited reliance of these Projections and that no additional disclosure is necessary at this time.

Certain Other Interests in the Business Combination, page 144

22.	We note that Barclays has also been engaged to assist with the Business Combination. Please quantify aggregate fees payable to Barclays that are contingent on completion of the Business Combination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 27, 51, 117, 129 and 157 of Amendment No. 1 in response.

Method to Appoint and Elect Directors -- Proposed Governing Documents of New Lavoro, page 167

23.	We note your disclosure that three directors will be designated by the Sponsor. Please disclose when these board designation rights may be terminated.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 24 and 183 of Amendment No. 1 in response.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 183

24.	Please include a footnote to your tabular presentation of total shares at the closing on page 192 to address the other dilutive securities that will also be outstanding under each scenario presented (i.e. public warrants, private placement warrants, options).

Response: The Company respectfully acknowledges the Staff’s comment and has revised the footnotes on page 202 of Amendment No. 1 in response. The Company directs the Staff’s attention to footnote 5, as well as the revised adjustment BB on page 205 for further clarification on the impact of potentially dilutive securities.

25.	Please clarify how the equity issued pursuant to the Sponsor Forward Purchase Agreement and other forward purchase agreements has been treated in the pro forma financial information and related notes.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 34 and 196 of Amendment No. 1 in response.

December 5, 2022	6

Business of Lavoro, page 222

26.	We note your disclosure in the second full paragraph on page 225 that crop prices (such as soybean and corn) are subject to volatility due to, among other things, demand for these commodities in the international market. If certain international markets are material to your business, please disclose those markets and include risk factor disclosure if appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 68, 74 and 235 of Amendment No. 1 in response.

Lavoro Regulatory Overview Brazil, page 242

27.	We note your statements that Lavoro took key steps towards compliance with the LGPD through the calendar year ended December 31, 2021 and that Lavoro expects to take complimentary actions toward fully complying with the LGPD in the first half of 2022. Please revise your disclosure to state whether Lavoro believes it is currently compliant with the LGPD. To the extent Lavoro does not believe it is fully compliant with LGPD, or have historically not been compliant, please describe the areas of noncompliance.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 252-253 of Amendment No. 1 in response.

TPB Acquisition Corporation I Financial Statements Unaudited Condensed Statements of Operations, page F-23

28.	We note that the third column is identified as for the six months ended June 30, 2021. However it appears that the information is for the six months ended June 30, 2022. Please make the necessary revisions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-23 of Amendment No. 1 in response.

Lavoro Group Financial Statements

Note 4 - Segment Information, page F-54

29.	We reference your discussion on page 224 and other sections of the filing of the broad portfolio of your products and full package of your services. Please explain to us your consideration of disclosing the information about products and services required by IFRS 8.32.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that information related to revenues from products and services is disclosed in note 26 of the audited combined financial statements.

The Company’s regular internal reporting does not provide further segregated information for revenues from inputs and services to external customers, and such information cannot be produced without unreasonable effort, as disclosed in note 4 of the audited combined financial statements.

December 5, 2022	7

General

30.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that each of the parties to the Business Combination Agreement is a non-U.S. entity. TPB SPAC is a Cayman Island exempted company. The Sponsor is a Delaware corporation and is not controlled by, and does not have any substantial ties to, any non-U.S. person. David Friedberg, TPB SPAC’s Chief Executive Officer, Founder and Chairman, a U.S. citizen, is the sole manager of the Sponsor. Mr. Friedberg is not controlled by, and does not have any substantial ties to, any non-U.S. person, Lavoro Agro Limited and New Lavoro are both exempted companies incorporated with limited liability in the Cayman Islands, and Lavoro Agro Limited’s shareholder base is comprised primarily of non-U.S. persons. Patria and the Investment Funds are, are controlled by, and have substantial ties with non-U.S. persons. Following the consummation of the Business Combination, the current shareholders of Lavoro Agro Limited are expected to own approximately 79% of New Lavoro Ordinary Shares (assuming that none of TPB SPAC’s existing shareholders exercise their redemption rights, and excluding the 3,006,050 New Lavoro Ordinary Shares held by the Sponsor subject to vesting conditions following the completion of the Business Combination). In response to the Staff’s comment, the Company has included a risk factor disclosure discussing risks associated with CFIUS and other regulatory review of the Business Combination and related Transactions on pages 113-114 of Amendment No. 1. The Company respectfully directs the Staff’s attention to the section of the Registration Statement entitled “Risk Factors — Risks Related to TPB SPAC and the Business Combination — The transaction may be reviewed by the Committee on Foreign Investment in the United States (CFIUS) and other regulatory authorities that have authority to recommend the transaction be enjoined, suspended or prohibited, which may require TPB SPAC to liquidate.”

31.	We note that Barclays and CODE Advisors were the underwriters for the initial public offering of the SPAC and that Barclays served as a capital markets advisor to TPB SPAC in connection with the proposed Business Combination. We also note press reports that certain financial advisors are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from either of these institutions about ceasing involvement in your transaction and how that may impact your deal or any deferred compensation owed to such company. In addition, please identify any other financial advisors who served you or Lavoro in connection with the proposed transaction, and provide similar disclosure as applicable.

Response: The Company respectfully acknowledges the Staff’s comment advises the Staff that TPB SPAC has not received notice from either of Barclays or CODE Advisors about ceasing their involvement in the business combination transaction and accordingly does not at this time see any potential impact on the transaction or any deferred compensation owed to such companies. Moreover, TPB SPAC has engaged Canaccord Genuity LLC to serve as financial and capital markets advisor, in connection with the proposed transaction and has not at this time received any such notice about ceasing their involvement in the transaction. The Company has revised the disclosure on page 158 of Amendment No. 1 to indicate that TPB SPAC has engaged Canaccord Genuity LLC to serve as financial and capital markets advisor in connection with the proposed transaction. In addition, the Company further advises the Staff that Lavoro has not engaged, and has no intention of engaging, any financial advisors to serve it in connection with the proposed transaction.

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Please do not hesitate to contact me at +1 212-450-6095 or manuel.garciadiaz@davispolk.com or Elliot M. de Carvalho at +1 212-450-6069 or elliot.decarvalho@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz
Manuel Garciadiaz

cc:	Ruy Cunha, Chief Executive Officer, Lavoro Limited

Laurence Beltrão Gomes, Chief Financial Officer, Lavoro Limited

Renata Solera Ramon El Kalay, Head of Legal and Compliance, Lavoro Limited

Alessandra Aur, Ernst & Young Auditores Independentes S.S.

Rachel Proffitt, Cooley LLP

Garth Osterman, Cooley LLP

Kristin VanderPas, Cooley LLP

Peter Byrne, Cooley LLP

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